__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended 31 March 2003

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

23 April 2003
Number: 13/03

BHP BILLITON PRODUCTION REPORT FOR THE QUARTER ENDED 31 MARCH 2003

BHP Billiton today released its production report for the quarter ended 31 March 2003.

  Oil and Condensate production for the quarter of 15.3 million barrels was 22 per cent lower than the March 2002 quarter. The decrease was mainly due to natural field decline in Bass Strait (Australia), Laminaria (Australia) and Griffin (Australia), and higher downtime and natural field decline at Liverpool Bay (UK) and Typhoon (US). This was partly offset by the commencement of production from Boris (US). Production was 7 per cent lower than the December 2002 quarter. The decrease reflected natural field decline in Bass Strait, Laminaria, and Griffin, and maintenance downtime and natural field decline at Liverpool Bay. This was partially offset by the commencement of production from Boris and infill drilling in Bolivia.
  Natural Gas production for the quarter of 66.99 billion cubic feet was in line with the March 2002 quarter, reflecting increased production from Bruce (UK) following removal of contract restrictions and increased demand at Bass Strait. This was partly offset by natural field decline in West Cameron (US) and lower demand from Brazil reducing production from Bolivia. Natural gas production was 3 per cent lower than the December 2002 quarter mainly due to seasonal conditions reducing demand from Bass Strait.
  Alumina production for the quarter of 1.0 million tonnes was in line with the March 2002 and December 2002 quarters. Higher year on year production mainly reflects a return to full production at Alumar (Brazil) following government enforced power rationing.
  Aluminium production for the quarter of 267,000 tonnes was 7 per cent higher than the March 2002 quarter, mainly due to a return to full production at Alumar and Valesul (Brazil) following government enforced power restrictions and increased pot amperage at Hillside (South Africa) in March 2003. Aluminium production was in line with the December 2002 quarter.
  Copper production for the quarter of 231,300 tonnes was 23 per cent higher than the March 2002 quarter due to the ramp up of the Escondida (Chile) Phase IV expansion. This scheduled increase was realised despite the ongoing capacity reductions at the Escondida and Tintaya (Peru) operations that were originally announced in November 2001, and more recently extended in December 2002. Production for the quarter was 3 per cent higher than the December 2002 quarter mainly due to the successful ramp up of the Escondida Phase IV expansion.
  Iron Ore production for the quarter of 17.2 million tonnes (BHP Billiton share) was 5 per cent higher than the March 2002 quarter and 7 per cent lower than the December 2002 quarter. Western Australian iron ore production of 17.7 million tonnes (100 per cent terms) was 7 per cent lower than the December 2002 quarter and 3 per cent higher than the March 2002 quarter. Lower production compared to the December quarter was largely due to the impact of cyclonic weather conditions during January 2003. Shipments of Western Australian iron ore during the quarter continued to reflect strong demand for all products in Asian markets. Samarco (Brazil) production for the March 2003 quarter of 2.0 million tonnes was in line with the December 2002 quarter and 19 per cent higher than the March 2002 quarter, reflecting strong customer demand for pellets during the year.
  Metallurgical Coal production for the quarter of 8.6 million tonnes was in line with the December 2002 quarter and 5 per cent lower than the March 2002 quarter. Queensland (Australia) production of 7.0 million tonnes was 8 per cent higher than the December 2002 quarter and 9 per cent lower than the March 2002 quarter, matching customer demand for the period.
  Ekati™ Diamond (Canada) production for the quarter of 1.02 million carats was 9 per cent higher than the March 2002 quarter mainly due to continued benefits of a processing plant de-bottlenecking program and mining of higher ore grades.
  Energy Coal production for the quarter of 19.7 million tonnes was in line with the March 2002 quarter. Production at Mount Arthur North (Australia) commenced in January 2003 in accordance with customer contractual arrangements and higher production at Cerrejon Coal (Colombia) reflects increased ownership interest purchased in February 2002. These factors were partly offset by lower South African production reflecting the closure of Rietspruit in May 2002 and closure of the Petangis (Indonesia) mine in October 2002.
  Nickel production for the quarter of 18,600 tonnes was 4 per cent higher than the March 2002 quarter, reflecting ramp-up of production at Cerro Matoso Line 2 (Colombia), benefits from ongoing improvement programs at Cerro Matoso and improved efficiencies at Yabulu (Australia). Production was 4 per cent lower than the December 2002 quarter because of scheduled maintenance shutdowns at Cerro Matoso.
  Ferrochrome production for the quarter of 263,000 tonnes was 31 per cent higher than the March 2002 quarter and 14 per cent higher than the December 2002 quarter. The increase is driven by restart of idle furnaces in response to increased market demand, and commissioning of the pelletising plant at Tubatse (South Africa).

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com
Tracey Whitehead, Media Relations Tel: +61 3 9609 4202 Mobile: +61 419 404 978 email: Tracey.Whitehead@bhpbilliton.com	Ariane Gentil, Media Relations Tel: +44 20 7802 4177 email: Ariane.Gentil@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com

BHP BILLITON PRODUCTION SUMMARY
		QUARTER ENDED			9 MONTHS ENDED		% CHANGE
							MAR Q03	MAR Q03	YTD 03
		MARCH	DEC	MARCH	MARCH	MARCH	vs	vs	vs
		2002	2002	2003	2003	2002	MAR Q02	DEC Q02	YTD 02

PETROLEUM
Crude oil & condensate	('000 bbl)	19,644	16,398	15,310	50,258	58,787	-22%	-7%	-15%
Natural gas	(bcf)	66.30	69.41	66.99	208.26	212.82	1%	-3%	-2%
LPG	('000 tonnes)	161.20	167.97	160.62	537.55	517.13	0%	-4%	4%
Ethane	('000 tonnes)	18.87	19.91	22.35	69.93	61.51	18%	12%	14%

ALUMINIUM
Alumina	('000 tonnes)	996	998	1,003	3,032	2,925	1%	1%	4%
Aluminium	('000 tonnes)	250	266	267	801	729	7%	0%	10%

BASE METALS
Copper	('000 tonnes)	187.6	225.6	231.3	641.4	610.8	23%	3%	5%
Lead	(tonnes)	64,064	58,345	59,065	180,653	171,298	-8%	1%	5%
Zinc	(tonnes)	47,147	44,115	46,755	139,412	123,551	-1%	6%	13%
Gold	(ounces)	68,216	69,175	57,802	182,130	214,973	-15%	-16%	-15%
Silver	('000 ounces)	11,604	9,870	10,355	31,485	30,074	-11%	5%	5%
Molybdenum	(tonnes)	121	250	260	730	426	115%	4%	71%

CARBON STEEL MATERIALS
Iron ore	('000 tonnes)	16,464	18,447	17,237	54,312	50,827	5%	-7%	7%
Metallurgical coal	('000 tonnes)	8,989	8,390	8,556	25,596	26,173	-5%	2%	-2%
Manganese ores	('000 tonnes)	891	1,059	890	3,044	2,751	0%	-16%	11%
Manganese alloys	('000 tonnes)	166	190	177	542	449	7%	-7%	21%
Hot briquetted iron	('000 tonnes)	277	414	465	1,212	1,047	68%	12%	16%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	('000 carats)	932	1,071	1,015	3,040	2,627	9%	-5%	16%

ENERGY COAL
Energy coal	('000 tonnes)	19,236	20,648	19,707	59,684	62,264	2%	-5%	-4%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	17.8	19.4	18.6	57.1	51.2	4%	-4%	12%
Chrome ores	('000 tonnes)	549	714	679	2,106	1,787	24%	-5%	18%
Ferrochrome	('000 tonnes)	201	230	263	731	614	31%	14%	19%

Throughout this report figures in italics indicate adjustments made since the figure was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION
		QUARTER ENDED					9 MONTHS ENDED
	BHP Billiton	MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
	Interest	2002	2002	2002	2002	2003	2003	2002

PETROLEUM
Production
Crude oil & condensate	(000 bbl)	19,644	19,732	18,550	16,398	15,310	50,258	58,787
Natural gas	(bcf)	66.30	70.66	71.86	69.41	66.99	208.26	212.82
LPG	('000 tonnes)	161.20	180.43	208.96	167.97	160.62	537.55	517.13
Ethane	('000 tonnes)	18.87	25.62	27.67	19.91	22.35	69.93	61.51

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley	86%	677	686	698	662	658	2,018	2,010
Suriname	45%	208	215	221	213	222	656	636
Alumar	36%	111	117	112	123	123	358	279
Total		996	1,018	1,031	998	1,003	3,032	2,925

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	127	132	135	134	133	402	369
Bayside	100%	43	43	46	45	48	139	132
Alumar	46.3%	40	46	44	44	45	133	107
Valesul	45.5%	9	11	11	11	10	32	26
Mozal	47.1%	31	31	32	32	31	95	95
Total		250	263	268	266	267	801	729

BASE METALS (a)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida (b)	57.5%	75.3	94.4	68.4	105.6	118.5	292.5	244.7
Tintaya (b)	100%	0.8	0.2	-	-	-	-	44.7
Antamina (c)	33.8%	25.1	30.5	25.7	26.4	23.6	75.7	51.3
Alumbrera	25%	12.3	12.8	11.1	13.4	9.9	34.4	35.7
Highland Valley Copper	33.6%	14.2	16.1	14.9	14.3	13.2	42.4	46.0
Selbaie	100%	2.5	2.6	2.8	2.1	1.7	6.6	7.5
Total		130.3	156.6	122.9	161.8	166.9	451.6	430.0

Cathode ('000 tonnes)
Escondida	57.5%	21.2	21.5	17.9	19.1	20.4	57.4	65.0
Cerro Colorado	100%	31.3	31.3	32.5	33.1	32.5	98.1	99.5
Tintaya (b)	100%	-	1.3	8.4	8.9	9.0	26.3	-
San Manuel	100%	1.8	-	-	-	-	-	6.3
Pinto Valley	100%	3.1	2.8	2.8	2.7	2.5	8.0	10.0
Total		57.4	56.9	61.6	63.8	64.4	189.8	180.8

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	63,172	63,799	61,676	57,651	58,711	178,038	167,965
Pering (d)	100%	892	969	1,567	694	354	2,615	3,333
Total		64,064	64,768	63,243	58,345	59,065	180,653	171,298

Refer footnotes on page 5.

BASE METALS (continued)
ZINC
Payable metal in concentate (tonnes)
Cannington	100%	15,002	12,511	15,182	14,721	15,480	45,383	46,346
Antamina (c)	33.8%	18,798	13,518	18,189	15,424	20,519	54,132	34,808
Selbaie	100%	8,495	8,121	9,840	6,540	6,421	22,801	26,075
Pering (d)	100%	4,851	4,793	5,331	7,430	4,335	17,096	16,322
Total		47,147	38,942	48,542	44,115	46,755	139,412	123,551

GOLD
Payable metal in concentrate (ounces)
Escondida (b)	57.5%	11,837	17,694	10,074	15,936	17,458	43,468	34,645
Tintaya (b)	100%	503	-	-	-	-	-	22,252
Alumbrera	25%	49,065	47,993	39,279	46,940	35,084	121,303	137,420
Selbaie	100%	5,685	5,117	4,486	5,069	4,146	13,701	17,118
Highland Valley Copper	33.6%	1,126	1,268	1,314	1,230	1,114	3,658	3,539
Total		68,216	72,072	55,153	69,175	57,802	182,130	214,973

SILVER
Payable metal in concentrate ('000 ounces)
Cannington	100%	9,980	10,265	9,612	8,326	8,773	26,711	25,699
Escondida	57.5%	295	344	304	387	471	1,162	913
Antamina (c)	33.8%	590	461	536	557	617	1,710	1,207
Alumbrera	25.0%	68	56	53	72	75	200	181
Highland Valley Copper	33.6%	168	183	162	159	140	461	526
Selbaie	100%	504	524	593	369	279	1,241	1,549
Total		11,604	11,833	11,260	9,870	10,355	31,485	30,074

MOLYBDENUM
Payable metal in concentrate (tonnes)
Highland Valley Copper	33.6%	121	232	220	250	260	730	426

CARBON STEEL MATERIALS
IRON ORE
Production ('000 tonnes)
Mt Newman Joint Venture	85%	5,565	5,413	5,486	5,287	4,964	15,737	17,961
Goldsworthy Joint Venture	85%	1,434	1,690	1,891	1,808	1,497	5,196	4,757
Yandi Joint Venture	85%	6,614	6,663	7,796	8,187	7,452	23,435	20,593
Jimblebar	100%	1,211	1,476	1,433	1,186	1,371	3,990	3,725
Samarco	50%	1,640	1,838	2,022	1,979	1,953	5,954	3,791
Total		16,464	17,080	18,628	18,447	17,237	54,312	50,827

METALLURGICAL COAL (e)
Production ('000 tonnes)
BMA (f)	50%	6,017	5,686	4,652	5,032	5,838	15,522	16,015
BHP Mitsui Coal (g)	80%	1,707	1,746	1,863	1,472	1,200	4,535	4,997
Illawarra	100%	1,265	1,927	2,135	1,886	1,518	5,539	5,161
Total		8,989	9,359	8,650	8,390	8,556	25,596	26,173

Refer footnotes on page 5.
CARBON STEEL MATERIALS (cont'd)
MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (h)	60%	424	475	581	560	534	1,675	1,392
Australia (h)	60%	467	309	514	499	356	1,369	1,359
Total		891	784	1,095	1,059	890	3,044	2,751

MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (h)	60%	115	121	124	125	117	366	285
Australia (h)	60%	51	48	51	65	60	176	164
Total		166	169	175	190	177	542	449

HOT BRIQUETTED IRON
Production ('000 tonnes)
Boodarie™ Iron (i)	100%	277	-	333	414	465	1,212	1,047

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production ('000 carats)
Ekati™	80%	932	1,023	954	1,071	1,015	3,040	2,627

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	13,633	13,815	13,838	13,333	13,256	40,427	41,895
USA	100%	3,266	3,703	2,800	4,339	3,147	10,286	9,542
Australia	100%	1,129	1,390	1,244	1,234	1,922	4,400	3,165
Indonesia (j)	80%	186	208	216	29	-	245	4,414
Colombia (k)	33%	1,022	1,455	1,231	1,713	1,382	4,326	3,248
Total		19,236	20,571	19,329	20,648	19,707	59,684	62,264

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	10.5	9.9	11.7	11.9	11.1	34.7	30.5
Yabulu	100%	7.3	7.8	7.4	7.5	7.5	22.4	20.7
Total		17.8	17.7	19.1	19.4	18.6	57.1	51.2

CHROME ORES
Saleable production ('000 tonnes)
South Africa (h)	60%	549	664	713	714	679	2,106	1,787

FERROCHROME
Saleable production ('000 tonnes)
South Africa (h)	60%	201	223	238	230	263	731	614

Refer footnotes on page 5.

(a) Metal production is reported on the basis of payable metal.
(b) Sulphide production at Escondida and Tintaya was temporarily reduced in November 2001 and January 2002 respectively due to weak market conditions. Commercial production of copper cathode commenced at Tintaya in June 2002.
The Escondida Phase IV expansion was commissioned in October 2002.
(c) Antamina commenced commercial production in October 2001.
(d) Production ceased, ahead of mine closure, in February 2003.
(e) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(f) BHP Billiton acquired its share of South Blackwater in July 2001. South Blackwater is equally owned by BHP Billiton and
Mitsubishi Development Pty Ltd. Effective January 2002, South Blackwater production is reported in BMA.
(g) Shown on 100% basis before 20% outside equity interest.
(h) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(i) Boodarie Iron recommenced production in July 2002 following the suspension of operations due to a tube failure in a gas re-heating furnace.
(j) Production shown on 86.5% basis after allowing for Indonesian state owned corporation's 13.5% share of production.
BHP Billiton sold its interest in the Senakin and Satui mines effective 30 November 2001. Production ceased at Petangis in October 2002.
(k) BHP Billiton increased its interest in Cerrejon Zona Norte to 33.3% from 16.7% effective Februrary 2002.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					9 MONTHS ENDED
	MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
	2002	2002	2002	2002	2003	2003	2002
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	6,593	6,786	6,799	5,799	5,391	17,989	21,190
North West Shelf - condensate	1,525	1,466	1,602	1,510	1,566	4,678	4,166
North West Shelf - Wanaea/Cossack	1,851	1,892	1,876	1,655	1,679	5,210	5,422
Laminaria	1,958	2,200	2,914	1,869	1,419	6,202	7,528
Griffin	1,971	1,587	1,281	1,089	831	3,201	3,871
Pakistan	20	18	18	17	16	51	56
Typhoon/Boris (a)	1,507	1,754	1,233	654	852	2,739	3,785
Americas	917	861	718	652	816	2,186	2,645
Liverpool Bay	2,770	2,574	1,838	2,463	2,174	6,475	8,468
Bruce/Keith	532	594	271	690	566	1,527	1,655
Total	19,644	19,732	18,550	16,398	15,310	50,258	58,787

NATURAL GAS (billion cubic feet)
Bass Strait	17.18	26.77	33.07	21.07	17.51	71.65	70.08
North West Shelf - Domestic	3.45	2.86	3.62	3.82	3.81	11.25	10.86
North West Shelf - LNG	15.22	13.01	16.55	14.93	15.11	46.59	46.54
Griffin	0.92	0.34	0.95	1.03	0.81	2.79	3.62
Pakistan	2.94	3.02	2.83	2.76	2.57	8.16	8.43
Typhoon/Boris (a)	2.01	1.93	1.38	0.71	2.03	4.12	4.16
Americas	4.40	4.63	3.91	3.80	3.34	11.05	14.50
Bruce	8.44	7.92	4.59	10.55	10.04	25.18	22.36
Keith	0.11	0.16	0.07	0.15	0.15	0.37	0.57
Liverpool Bay	11.63	10.01	4.89	10.59	11.62	27.10	31.69
Total	66.30	70.66	71.86	69.41	66.99	208.26	212.82

LPG ('000 tonnes)
Bass Strait	108.47	126.70	149.66	115.23	111.74	376.63	345.00
North West Shelf	33.33	35.08	36.32	31.04	32.67	100.03	105.18
Bruce	18.73	17.49	22.45	20.47	15.10	58.02	63.74
Keith	0.67	1.17	0.53	1.23	1.11	2.87	3.21
Total	161.20	180.43	208.96	167.97	160.62	537.55	517.13

ETHANE ('000 tonnes)	18.87	25.62	27.67	19.91	22.35	69.93	61.51

(a) Typhoon commenced production in July 2001. Boris commenced production in February 2003.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					9 MONTHS ENDED
	MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
	2002	2002	2002	2002	2003	2003	2002
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia	677	686	698	662	658	2,018	2,010
Paranam, Suriname	208	215	221	213	222	656	636
Alumar, Brazil	111	117	112	123	123	358	279
Total	996	1,018	1,031	998	1,003	3,032	2,925

Sales
Worsley, Australia	656	690	758	606	751	2,115	1,986
Paranam, Suriname	205	197	253	201	243	697	650
Alumar, Brazil	101	106	130	125	124	379	268
Total	962	993	1,141	932	1,118	3,191	2,904

ALUMINIUM
Production
Hillside, South Africa	127	132	135	134	133	402	369
Bayside, South Africa	43	43	46	45	48	139	132
Alumar, Brazil	40	46	44	44	45	133	107
Valesul, Brazil	9	11	11	11	10	32	26
Mozal, Mozambique	31	31	32	32	31	95	95
Total	250	263	268	266	267	801	729

Sales
Hillside, South Africa	128	131	124	135	133	392	368
Bayside, South Africa	42	53	47	45	48	140	128
Alumar, Brazil	38	45	38	52	38	128	105
Valesul, Brazil	10	11	9	12	9	30	26
Mozal, Mozambique	31	34	27	35	33	95	95
Total	249	274	245	279	261	785	722

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					9 MONTHS ENDED
		MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
		2002	2002	2002	2002	2003	2003	2002
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile (a) (b)
Material mined (100%)	('000 tonnes)	80,401	77,244	74,671	74,303	73,466	222,440	250,565
Sulphide ore milled (100%)	('000 tonnes)	10,452	11,311	10,142	14,632	16,744	41,518	31,717
Average copper grade	(%)	1.53%	1.74%	1.45%	1.59%	1.49%	1.52%	1.67%
Production ex Mill (100%)	('000 tonnes)	134.9	170.3	125.6	191.8	210.8	528.2	441.2

Production
Payable copper	('000 tonnes)	75.3	94.4	68.4	105.6	118.5	292.5	244.7
Payable gold concentrate	(fine ounces)	11,837	17,694	10,074	15,936	17,458	43,468	34,645
Copper cathode (SXEW)	('000 tonnes)	21.2	21.5	17.9	19.1	20.4	57.4	65.0
Payable silver concentrate	('000 ounces)	295	344	304	387	471	1,162	913

Sales
Payable copper	('000 tonnes)	77.0	85.3	77.0	104.8	113.5	295.3	247.7
Payable gold concentrate	(fine ounces)	10,806	17,004	11,689	16,709	17,166	45,564	31,921
Copper cathode (SXEW)	('000 tonnes)	24.6	22.7	19.5	21.7	19.3	60.5	65.4
Payable silver concentrate	('000 ounces)	313	248	269	400	484	1,153	959

(a) Sulphide production at Escondida was temporarily reduced in November 2001 due to weak market conditions.
(b) Includes production from the Escondida Phase IV expansion which commissioned in October 2002.

Tintaya, Peru (a) (b)
Material mined	('000 tonnes)	396	-	-	-	-	-	32,111
Ore milled	('000 tonnes)	71	-	-	-	-	-	3,280
Average copper grade	(%)	1.64%	0.00%	0.00%	0.00%	0.00%	0.00%	1.65%

Production
Payable copper	('000 tonnes)	0.8	0.2	-	-	-	-	44.7
Payable gold concentrate	(fine ounces)	503	-	-	-	-	-	22,252
Copper cathode (SXEW)	('000 tonnes)		1.3	8.4	8.9	9.0	26.3	-

Sales
Payable copper	('000 tonnes)	8.8	-	-	-	-	-	45.8
Payable gold concentrate	(fine ounces)	5,452	212	-	-	-	-	24,743
Copper cathode (SXEW)	('000 tonnes)		1.9	8.0	8.7	8.7	25.4	-

(a) Sulphide production at Tintaya was temporarily suspended in January 2002 due to weak market conditions.
(b) Commercial production of copper cathode commenced in June 2002.

Cerro Colorado, Chile
Material mined	('000 tonnes)	15,760	18,628	17,963	15,027	16,564	49,554	46,032
Ore milled	('000 tonnes)	3,698	3,581	3,759	3,942	3,916	11,617	11,078
Average copper grade	(%)	1.03%	1.00%	0.97%	1.03%	1.00%	1.00%	1.07%

Production
Copper cathode	('000 tonnes)	31.3	31.3	32.5	33.1	32.5	98.1	99.5

Sales
Copper cathode	('000 tonnes)	33.2	34.5	23.2	36.1	39.3	98.6	98.6

Antamina, Peru (a)
Material mined (100%)	('000 tonnes)	20,548	28,990	30,235	25,797	25,290	81,322	40,518
Ore milled (100%)	('000 tonnes)	6,309	7,250	6,794	6,395	6,424	19,613	12,627
Average head grades
- Copper	(%)	1.31%	1.43%	1.33%	1.41%	1.32%	1.35%	1.37%
- Zinc	(%)	1.44%	0.93%	1.28%	1.15%	1.54%	1.32%	1.39%

Production
Payable copper	('000 tonnes)	25.1	30.5	25.7	26.4	23.6	75.7	51.3
Payable zinc	(tonnes)	18,798	13,518	18,189	15,424	20,519	54,132	34,808
Payable silver	('000 ounces)	590	461	536	557	617	1,710	1,207

Sales
Payable copper	('000 tonnes)	28.8	28.6	30.6	25.8	22.4	78.8	57.5
Payable zinc	(tonnes)	23,031	15,009	19,184	14,407	15,400	48,991	32,014
Payable silver	('000 ounces)	602	489	590	530	575	1,695	1,198

(a) Commercial production commenced in October 2001.

Alumbrera, Argentina
Material mined (100%)	('000 tonnes)	25,430	26,524	29,356	28,730	26,400	84,486	83,610
Ore milled (100%)	('000 tonnes)	7,146	7,575	8,034	8,703	8,376	25,113	21,804
Average head grades
- Copper	(%)	0.76%	0.73%	0.62%	0.69%	0.54%	0.62%	0.73%
- Gold	(g/t)	1.1	1.0	0.8	0.9	0.7	0.8	1.1

Production
Payable copper	('000 tonnes)	12.3	12.8	11.1	13.4	9.9	34.4	35.7
Payable gold	(fine ounces)	45,421	43,020	35,935	42,594	30,730	109,259	128,769
Payable gold - dore	(fine ounces)	3,644	4,973	3,344	4,346	4,354	12,044	8,651
Payable silver	('000 ounces)	68	56	53	72	75	200	181

Sales
Payable copper	('000 tonnes)	12.7	11.6	10.3	13.3	10.8	34.4	35.6
Payable gold	(fine ounces)	47,261	36,874	33,957	42,381	33,438	109,776	129,945
Payable gold - dore	(fine ounces)	3,710	4,466	3,082	4,409	4,159	11,650	7,548
Payable silver	('000 ounces)	67	67	53	72	75	200	180

Highland Valley, Canada
Material mined (100%)	('000 tonnes)	18,322	18,522	20,455	18,682	16,642	55,779	59,115
Ore milled (100%)	('000 tonnes)	11,778	12,224	12,941	12,924	11,602	37,467	37,531
Average copper grade	(%)	0.42%	0.43%	0.40%	0.39%	0.40%	0.40%	0.42%

Production
Payable copper	('000 tonnes)	14.2	16.1	14.9	14.3	13.2	42.4	46.0
Payable molybdenum	('000 tonnes)	0.12	0.23	0.22	0.25	0.26	0.73	0.43
Payable silver	('000 ounces)	168	183	162	159	140	461	526
Payable gold concentrate	(fine ounces)	1,126	1,268	1,314	1,230	1,114	3,658	3,539

Sales
Payable copper	('000 tonnes)	11.6	14.9	14.4	17.5	10.0	41.9	47.8
Payable molybdenum	('000 tonnes)	0.17	0.22	0.19	0.22	0.26	0.67	0.45
Payable silver	('000 ounces)	133	173	153	189	106	448	555
Payable gold concentrate	(fine ounces)	1,096	1,467	1,240	1,644	843	3,727	4,998

Cannington, Australia
Material mined	('000 tonnes)	569	574	631	573	601	1,805	1,667
Ore milled	('000 tonnes)	567	575	599	564	589	1,752	1,601
Average head grades
- Silver	(g/t)	619	675	564	535	550	550	595
- Lead	(%)	12.7%	13.6%	11.7%	11.9%	11.8%	11.8%	12.7%
- Zinc	(%)	4.6%	3.9%	4.3%	4.3%	4.3%	4.3%	4.9%

Production
Payable silver	('000 ounces)	9,980	10,265	9,612	8,326	8,773	26,711	25,699
Payable lead	(tonnes)	63,172	63,799	61,676	57,651	58,711	178,038	167,965
Payable zinc	(tonnes)	15,002	12,511	15,182	14,721	15,480	45,383	46,346

Sales
Payable silver	('000 ounces)	9,383	10,788	9,401	9,027	8,717	27,145	24,659
Payable lead	(tonnes)	59,712	67,650	59,876	62,735	58,366	180,977	161,712
Payable zinc	(tonnes)	19,105	14,761	12,077	14,849	18,155	45,081	50,175

Selbaie, Canada
Ore milled	('000 tonnes)	1,012	1,016	1,049	999	919	2,967	3,047
Average head grades
- Zinc	(%)	1.32%	1.26%	1.37%	1.09%	1.11%	1.20%	1.37%
- Copper	(%)	0.33%	0.34%	0.33%	0.28%	0.25%	0.29%	0.34%
- Gold	(g/t)	0.26	0.25	0.23	0.25	0.23	0.24	0.28
- Silver	(g/t)	29.10	28.99	35.10	22.75	22.15	26.93	30.49

Production
Payable zinc	(tonnes)	8,495	8,121	9,840	6,540	6,421	22,801	26,075
Payable copper	(tonnes)	2,452	2,642	2,789	2,111	1,654	6,554	7,544
Payable gold concentrate	(ounces)	5,685	5,117	4,486	5,069	4,146	13,701	17,118
Payable silver	('000 ounces)	504	524	593	369	279	1,241	1,549

Sales
Payable zinc	(tonnes)	8,400	7,877	9,861	7,245	6,636	23,742	26,291
Payable copper	(tonnes)	2,605	2,459	2,823	2,107	2,751	7,681	8,416
Payable gold concentrate	(ounces)	5,048	5,142	5,932	3,082	5,508	14,522	21,162
Payable silver	('000 ounces)	605	573	527	478	444	1,449	1,210

Pering, South Africa (a)
Ore milled	('000 tonnes)	330	338	320	288	151	759	1,011
Average head grades
- Zinc	(%)	1.73%	1.85%	2.21%	3.34%	3.47%	2.89%	1.88%
- Lead	(%)	0.42%	0.52%	0.66%	0.40%	0.33%	0.50%	0.48%

Production
Payable zinc	(tonnes)	4,851	4,793	5,331	7,430	4,335	17,096	16,322
Payable lead	(tonnes)	892	969	1,567	694	354	2,615	3,333

Sales
Payable zinc	(tonnes)	4,745	3,667	3,701	6,179	5,343	15,223	14,536
Payable lead	(tonnes)	1,298	729	1,367	1,327	995	3,689	3,881

(a) Production ceased, ahead of mine closure, in February 2003.

San Manuel, USA (a)
Production
Copper cathode (SXEW)	('000 tonnes)	1.8	-	-	-	-	-	6.3

(a) San Manuel SXEW operations closed in March 2002.

Pinto Valley, USA
Production
Copper cathode (SXEW)	('000 tonnes)	3.1	2.8	2.8	2.7	2.5	8.0	10.0

Sales
Copper cathode (SXEW)	('000 tonnes)	4.4	2.9	2.7	2.6	2.6	7.9	9.8

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					9 MONTHS ENDED
	MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
	2002	2002	2002	2002	2003	2003	2002
CARBON STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	5,565	5,413	5,486	5,287	4,964	15,737	17,961
Goldsworthy Joint Venture (b)	1,434	1,690	1,891	1,808	1,497	5,196	4,757
Yandi Joint Venture	6,614	6,663	7,796	8,187	7,452	23,435	20,593
Jimblebar	1,211	1,476	1,433	1,186	1,371	3,990	3,725
Total (BHP Billiton share)	14,824	15,242	16,606	16,468	15,284	48,358	47,037
Total production (100%)	17,226	17,671	19,284	19,165	17,739	56,188	54,679

Shipments
Lump	3,316	4,151	4,335	4,290	4,352	12,977	10,528
Fines	11,083	10,517	11,842	13,896	12,144	37,882	35,442
Total (BHP Billiton share)	14,399	14,668	16,177	18,186	16,496	50,859	45,970
Total shipments (100%)	16,940	17,256	19,033	21,396	19,407	59,836	54,082

(a) Iron ore production and shipments are reported on a wet tonnes basis.
(b) Includes bulk sample production from Mining Area C.

Samarco, Brazil
Production	1,640	1,838	2,022	1,979	1,953	5,954	3,791

Shipments	1,705	1,768	2,034	2,004	2,049	6,087	4,301

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,892	1,669	1,633	1,603	1,668	4,904	4,174
Goonyella	1,036	904	734	812	1,191	2,737	2,872
Peak Downs	1,028	1,185	789	757	1,009	2,555	2,643
Saraji	676	716	427	629	599	1,655	1,831
Norwich Park	524	527	573	451	610	1,634	1,546
South Blackwater (b)	-	-	-	-	-	-	1,194
Gregory	861	685	496	780	761	2,037	1,755
BMA total	6,017	5,686	4,652	5,032	5,838	15,522	16,015

BHP Mitsui Coal (c)
Riverside	907	928	927	400	300	1,627	2,474
South Walker Creek	800	818	936	1,072	900	2,908	2,523
BHP Mitsui Coal total	1,707	1,746	1,863	1,472	1,200	4,535	4,997
Queensland total	7,724	7,432	6,515	6,504	7,038	20,057	21,012

Shipments
Coking coal	4,799	5,252	4,165	4,034	4,707	12,906	13,614
Weak coking coal	1,604	1,124	1,739	1,503	1,569	4,811	4,871
Thermal coal	764	734	1,022	800	852	2,674	2,099
Total	7,167	7,110	6,926	6,337	7,128	20,391	20,584

(a) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) BHP Billiton acquired its share of South Blackwater in July 2001. South Blackwater is equally owned by BHP Billiton and
Mitsubishi Development Pty Ltd. Effective January 2002, South Blackwater production is included in Blackwater.
(c) BHP Mitsui Coal production shown on 100% basis before 20% outside equity interest.

Illawarra, Australia
Production	1,265	1,927	2,135	1,886	1,518	5,539	5,161

Shipments
Coking coal	1,555	1,543	1,515	1,900	1,611	5,026	4,667
Thermal coal	49	268	134	95	242	471	279
Total	1,604	1,811	1,649	1,995	1,853	5,497	4,946

MANGANESE ORES
South Africa
Saleable production (a)	424	475	581	560	534	1,675	1,392

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)	467	309	514	499	356	1,369	1,359

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

MANGANESE ALLOYS
South Africa
Saleable production (a)	115	121	124	125	117	366	285

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)	51	48	51	65	60	176	164

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

HOT BRIQUETTED IRON
Boodarie™ Iron, Australia (a)
Production	277	-	333	414	465	1,212	1,047

Shipments	391	93	202	464	416	1,082	1,051

(a) Boodarie Iron recommenced production in July 2002 following the suspension of operations due to a tube failure in a gas re-heating furnace.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					9 MONTHS ENDED
		MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
		2002	2002	2002	2002	2003	2003	2002
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati™, Canada
Production	('000 carats)	932	1,023	954	1,071	1,015	3,040	2,627

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					9 MONTHS ENDED
	MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
	2002	2002	2002	2002	2003	2003	2002
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

Ingwe, South Africa
Production	13,633	13,815	13,838	13,333	13,256	40,427	41,895

Sales
Export	5,605	5,744	5,648	6,609	5,696	17,953	17,977
Local utility	6,979	7,767	7,836	7,263	7,160	22,259	21,236
Inland	835	742	471	412	340	1,223	3,038
Total	13,418	14,253	13,955	14,284	13,196	41,435	42,250

New Mexico, USA
Production
Navajo Coal	1,801	2,030	1,602	2,154	1,797	5,553	5,177
San Juan Coal (a)	1,465	1,673	1,198	2,185	1,350	4,733	4,365
Total	3,266	3,703	2,800	4,339	3,147	10,286	9,542

Sales - local utility	2,882	3,469	3,546	3,348	3,316	10,210	9,778

(a) Includes production from longwall operations commenced at San Juan in October 2002.

Hunter Valley, Australia
Production	1,129	1,390	1,244	1,234	1,922	4,400	3,165

Sales
Export	904	1,056	783	881	1,036	2,700	2,079
Inland	342	337	366	276	704	1,346	1,118
Total	1,246	1,393	1,149	1,157	1,740	4,046	3,197

Kalimantan, Indonesia
Production (a)
Senakin (b)	-	-	-	-	-	-	1,962
Satui (b)	-	-	-	-	-	-	1,845
Petangis (c)	186	208	216	29	-	245	608
Total	186	208	216	29	-	245	4,414

Sales - export	242	243	189	49	56	294	4,238

(a) Reported on 86.5% basis after allowing for the Indonesian state-owned corporation's 13.5% share of all production.
(b) BHP Billiton sold its interest in Senakin and Satui effective 30 November 2001.
(c) Production ceased at Petangis in October 2002.

Cerrejon Coal, Colombia (a)
Production	1,022	1,455	1,231	1,713	1,382	4,326	3,248

Sales - export	971	1,144	1,246	1,851	1,971	5,068	2,757

(a) BHP Billiton increased its interest in CZN from 16.7% to 33.3% effective February 2002.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					9 MONTHS ENDED
	MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
	2002	2002	2002	2002	2003	2003	2002
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	10.5	9.9	11.7	11.9	11.1	34.7	30.5

Sales	10.5	11.6	10.5	12.8	10.3	33.6	30.0

Yabulu, Australia
Production
Nickel	7.3	7.8	7.4	7.5	7.5	22.4	20.7
Cobalt	0.5	0.4	0.5	0.5	0.4	1.4	1.3

Sales
Nickel	7.3	7.1	7.1	8.3	8.1	23.5	21.9
Cobalt	0.5	0.5	0.5	0.5	0.5	1.5	1.4

CHROME ORES
South Africa
Saleable production (a)	549	664	713	714	679	2,106	1,787

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

FERROCHROME
South Africa
Saleable production (a)	201	223	238	230	263	731	614

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

_________________________________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
____________________

Karen Wood
Title: Company Secretary
Date: 23 April 2003